Exhibit 99.1

30 November 2005

MITCHELLS & BUTLERS PLC
PRELIMINARY RESULTS
(For the 53 weeks ended 1 October 2005)

HIGHLIGHTS

—	Turnover of £1,662m, up 4.6%*
—	Operating profit of £297m, up 6.6%*
—	Operating cash flow after net capex of £294m, up £10m
—	Profit before tax of £195m, up 10.4%*
—	Earnings per share of 26.0p, up 21.5%*
—	Final dividend 7.55p, up 13.5% on 2004 final

Notes:
(1) All results are before exceptional items
(2) 2004 comparatives restated for FRS 17
* Growth rate based on a comparable 52 week period

Business highlights

Commenting on the results, Tim Clarke, Chief Executive said:

"We have achieved 4.8% like-for-like sales growth during the year and made significant market share gains, strengthening our position as the UK’s leading managed pub operator. We are leading the growth of the rapidly expanding pub eating out market with food sales volumes up 9%.

Our sales performance and gains in productivity and purchasing enabled us to overcome £17m of external cost pressures and increase operating margins. We are very pleased to be reporting a second year of over 20% EPS growth and a new £100m share buy-back."

—	Strong sales growth: same outlet like-for-like sales up 4.8%*
—	Gaining market share: same outlet food volumes up 9%*, drink volumes up 4%*
—	Average weekly sales per managed pub up 8% to £16.4k
—	Continued focus on service, amenity, range and value: average prices flat on last year
—	Operating profit margin 17.9%**, up 0.4 percentage points
—	High returns on expansionary capital: over 20% pre-tax
—	Net cash inflow £10m, after £30m pensions payment and £100m share buy-back
—	Initiating a new £100m share buy-back

* Based on a comparable 52 week period
** Retail only, before exceptional items

Current trading

Commenting on current trading in the 7 weeks to 19 November, Tim Clarke, Chief Executive said:

"Amidst slowing consumer spending, like-for-like sales continue to be resilient, with growth of 3.8%. This is being driven by the out-performance of our food-led brands and drinks market share gains. Our cash generation is enabling us to maintain a strong investment programme with high returns, and announce a further £100 million buy-back programme, while continuing to review value creative opportunities for industry consolidation."

In the first seven weeks of the current year, same outlet like-for-like sales have grown by 3.8%. This growth is lower than the previous strong trend, reflecting the general pressures on consumer spending and in particular the weakness of the on-trade beer market. In absolute terms, this remains a good performance and our market share gains continue to be significant.

7 weeks to 19 November	Same Outlet*	Uninvested*
Residential like-for-like sales	4.7%	2.4%
High Street like-for-like sales	2.2%	1.5%
Total like-for-like sales	3.8%	2.0%

* For the comparable period

The residential sectors of the market continue to drive our growth with encouraging volume gains, led by food sales in our pub restaurants and residential pubs, with same outlet like-for-likes up 4.7%. The High Street, where same outlet like-for-likes were up 2.2%, remains competitive, particularly in the late night segments. Trading in our central London estate has shown some recovery from the levels recorded after the terrorist attacks.

In the first seven weeks, uninvested like-for-like sales have grown by 2.0% with food and drinks prices broadly unchanged.

Dividend and Share Buy-back

The Board is recommending a final dividend for 2005 of 7.55 pence, making a total dividend for the year of 10.75 pence, up 13.2% on last year. This is consistent with the underlying growth of the business and reflects our commitment to a progressive policy for dividend growth.

In view of the strong trading performance and cash generation of the business, the Board has decided to commence a further share buy-back programme designed to repurchase £100m of the Company’s shares during the course of the 2006 financial year. This programme is additional to the £100m buy-back completed during the 2005 financial year. This will preserve sufficient flexibility for the company to participate in industry consolidation if the right opportunities arise, in addition to the organic development of the business. The Board remains committed to the effective deployment of cash resources in the best interests of shareholders.

Regulation: Licensing and Smoking

The new Licensing Act took effect on 24 November and 90% of our 1,831 applications for variation of hours have been granted. We have been concerned to maintain a responsible balance between enhanced commercial opportunities and our obligations to the neighbourhoods in which we trade. On average, these pubs will have an extension of just over an hour in the evening. We will also be taking up new day time opportunities, with our pub restaurants opening one hour earlier on Sunday lunchtimes, their busiest trading session.

On smoking, the Government has recently published its Health Bill, proposing to prohibit smoking in pubs where food is prepared and sold from the summer of 2007. It is unclear whether the legislation will be materially amended from the current food based proposals during its Parliamentary passage, given the severe criticism from the medical authorities and many MPs concerned at the potential health consequences of effectively incentivising pubs to remove food to return to a drinks only, smoking environment.

In the event that the Government proposal does pass in its current form, we intend to continue to move towards food based, non-smoking offers in the great majority of the estate. Regrettably, there is a minority of the estate with a lower food sales mix, where the continued provision of food would need to be reviewed.

Overall we regard the current proposal as a retrograde step, forcing pubs to make invidious choices, which may prove to be only temporary. From a commercial point of view it is sub-optimal but manageable after the initial disruption, because of the wide spread of the food mix in our estate.

Our approach will be to adapt our response to such legislation to suit the different parts of our estate as and when the details become clear. However, because the political process could well default to a full ban sooner or later, it would be preferable to see that position implemented in one clear and decisive step.

Outlook

Mitchells & Butlers' business is increasingly focused on the long term growth of the informal, value for money, eating and drinking out markets in residential areas where our pubs are capturing a disproportionate share of the growth. Food is now our biggest selling product.

Despite the prospect of subdued consumer spending and an expected increase in regulatory and energy costs in the region of £25m, the Board is confident that our marketing activity, our cost efficiency initiatives and our continuing investment in the estate will secure further growth and cash returns for shareholders in the year ahead.

The Board will continue to use the cash flows generated to deliver value to shareholders, through investment in the business for high returns, pursuit of value creative acquisitions, or return to shareholders by way of dividend and share buy-back.

For further information please contact:

Investor Relations:
Erik Castenskiold	0121 498 4907
Media:
Simon Ward	0121 498 5795
James Murgatroyd (Finsbury Group)	020 7251 3801

A presentation for analysts and investors will be held at 9am on 30 November 2005 at the JP Morgan Cazenove Auditorium. A live webcast of the presentation will be available on the Mitchells & Butlers plc website www.mbplc.com.

Notes for editors:
—	Same outlet (invested) like-for-like sales include the sales performance of all managed pubs that were trading for the two periods being compared. 96% of the estate is included in this measure.
—	Uninvested like-for-like sales include the sales performance of those managed pubs that have not received expansionary investment of more than £30,000 in the two periods being compared. 89% of the estate is included in this measure.
—	Mitchells & Butlers owns and operates around 2,000 high quality pubs in prime locations nationwide. The Group’s predominantly freehold, managed estate is biased towards large pubs in residential locations. With around 3% of the pubs in the UK, Mitchells & Butlers has 10% of industry sales, and average weekly sales per pub of over three times the industry average.

CHIEF EXECUTIVE’S REVIEW

The 2005 financial year comprises 53 weeks and therefore, where necessary, the trading results have been restated on a 52 week basis for a more appropriate comparison. Unless otherwise stated, all sales, profit and like-for-like trading statistics relate to a 52 week basis; all cash flow results are for 53 weeks. The figures for 2004 have been restated in line with pensions accounting under FRS 17 which was adopted by the Group in 2005.

	2005 53 weeks	2005 52 weeks	2004* 52 weeks	52 week Basis
Total sales	£1,662m	£1,631m	£1,560m	+4.6%
Operating profit**	£297m	£291m	£273m	+6.6%
Same outlet like-for-like sales				+4.8%
Uninvested like-for-like sales				+3.0%

*Restated for FRS 17 **Before exceptional items

In the face of a difficult consumer spending environment, Mitchells & Butlers has delivered strong like-for-like sales growth in 2005 of 4.8% (3.0% on an uninvested basis). This trading performance, combined with tight cost management, has increased operating profit in the 53 weeks to £297m with net operating margins increasing by 0.4 percentage points. Together with the £100m share buyback completed in the year this has resulted in an increase in adjusted earnings per share of 24.4% (21.5% on a comparable 52 week basis). Our growth has been achieved by a clear focus on the key elements of our pub retailing strategy, generating value for shareholders through:

—	Owning and operating approximately 2,000 of the highest taking pubs in the industry. Our managed pubs generate average weekly sales of £16.4k, up a further 8% for the second year in succession, and well over three times the industry average.

—	Widening the inclusive appeal of our pubs to new users. Through high levels of amenity and the strong consumer appeal of our well positioned offers, we are attracting disproportionate numbers of new users, such as dual working couples, families, females and over-50's, whose frequency of pub visiting is growing.

—	Leading the growth of the informal, good value eating out market. The growth in pub usage is being driven by the quality and value of pub food offers. We are at the forefront of these trends with like-for-like meal volumes growing 9% last year. We served over 75 million main meals last year, at an average price of £6. Total food sales grew to over £500 million for the first time, accounting for 31% of retail sales, compared with 11% in the mid-nineties.

—	Gaining drinks market share. Alongside growing food sales we are capturing strong growth in wine and soft drinks with sales volumes up 8%. In the beer market we have grown sales volumes by 1.5% against an on-trade market down by 3.6%.

—	Productivity and purchasing efficiency. The combination of high individual outlet sales levels and over £1.6 billion of sales group-wide, enables us to generate strong efficiencies in retail staff productivity, purchasing and support costs.

—	Estate development. Investment in the development of the estate through the expansion of our proven brands and formats continued to add significant value. EBIT returns on this year's and last year's expansionary investment are currently running at over 20%.

—	Value creative use of cash generated. The success of our strategy has generated operating cash flow after net capex of £294 million, before exceptional items. As pub assets are typically valued as a multiple of their cash flows, the improving performance in profits and returns drives asset appreciation. We are committed to applying the benefits of that cash generation and gain in asset values to the benefit of shareholders.

Profitable sales growth

Our marketing actions have delivered some of the strongest like-for-like sales growth in the industry. However whilst driving turnover is critical, our overriding sales objective is to grow volumes to maximise profits. 4.8% like-for-like sales growth was achieved with unchanged retail prices and a percentage gross margin broadly in line with last year. As a result, our value based sales strategy has delivered further growth in uninvested like-for-like gross profits.

Improving product range and quality

Improved product range, customer choice and value, generated both better mix, with further trading up to new premium products, and increased volumes. We have out-performed in the beer market by enhancing the range of premium imported beers and typically stock in our larger pubs three products in each of the mainstream product categories. In wine, volume growth has been led by our own label wines, while soft drinks growth has been the result of the expansion of the range of carbonates and our own fresh fruit juices. In food, our Innovation Centre is successfully developing new menu choices of lighter bites, dishes with a wider range of spicier and ethnic tastes and new premium offerings.

Volume driven efficiencies

Extracting maximum benefit from growing volumes has been critical given a £17 million increase in regulatory and energy costs. In purchasing, we have progressively taken advantage of the increasing commercial freedom over our beer and soft drinks contracts to negotiate better terms. As a result we have been able to bring forward to this year some beer purchasing and range benefits in advance of the end of a major beer contract in August 2005. We also generated further gains from food purchasing.

Volume growth, combined with our investment behind training, scheduling and incentives enabled a further 3% productivity improvement in staff contribution per hour. As a result, despite the increase in the minimum wage, we maintained employment costs at 24% of retail sales.

Operational expertise

Operating large scale pubs is key to our ability to provide the quality of amenity and service and the range of products at good value prices that today's customers demand. We are constantly developing our operating skills in the capacity management of kitchens, bars and serve times to deliver high service standards at peak trading periods. For instance, in our pub restaurants, average cover turns have risen over 10% to almost 15 times a week.

Strong brand and format performance

The development and evolution of some of the strongest consumer brands and formats in the industry is a core part of our strategy.

Same outlet like-for-like sales were up 5.7% in the 70% of our pubs in the residential areas. This growth reflects the strength of our main brands and formats in this sector: Harvester, Toby and Vintage Inns in pub restaurants; Ember Inns and Sizzling Pub Co, high quality locals with significant food sales; and our Metro Professionals format in affluent areas of London. We have also been developing two highly successful new formats to capture a wider share of the eating out market: Premium Country Dining pubs and value for money Pub Carveries on urban housing estates.

In the 30% of the estate in the High Street, same outlet like-for-like sales were up 3.3%. This growth reflected a strong performance in our central London business, led by All Bar One and Nicholson's, prior to the July terrorist attacks; rapid growth by our traditional Town Pubs in the major provincial city centres; and resilient trading in difficult market conditions by our circuit venue brands such as Flares and O'Neill's.

Investment in the estate

Over the past year, we invested a total of £167 million in maintaining and developing the estate. The majority of the investment has been focused on the residential estate and the development of the key food orientated pub and pub restaurant brands. To maximise individual site profits, we have also continued to develop our Innkeeper’s Lodges alongside our pubs. These now represent some 60% of the total 4,000 bedrooms across the estate.

FINANCIAL REVIEW

Total sales for the year of £1,662m were up 4.6% on last year on a comparable 52 week basis. Like-for-like sales were strong in both the Residential and High Street businesses, reflecting continued market share gains.

	Same Outlet*	Uninvested*
Residential like-for-like sales	5.7%	3.6%
High Street like-for-like sales	3.3%	2.3%
Total like-for-like sales	4.8%	3.0%

*52 week basis

With the success of on-going sales and marketing activities, food and drink volumes were up 9% and 4% respectively, on a same outlet 52 week basis, with average retail prices unchanged. Despite the much faster growth of the lower-margin food and wine categories, the overall percentage gross margin was broadly maintained, with additional purchasing gains being achieved.

With strong volume performance and further cost efficiencies, the net retail operating margin was 0.4 percentage points higher than last year, having absorbed £17m of regulatory and energy cost increases.

The organic sales growth in the estate was supported by an investment programme of £167m in the year. £106m was invested to maintain the high levels of amenity in the pubs and the continuing evolution of our brands and formats. The balance of £61m was spent on expansionary capital projects. During the year, 6 new pubs were opened and 80 existing pubs were converted to one of our brands or formats to uplift their sales and profits. In addition, 13 Innkeepers Lodges were developed on land adjacent to existing pubs. Overall, we are achieving an average incremental return on investment of over 20% before tax on the expansionary projects of the last two years.

Net capital investment during the year was £110m as disposal proceeds of £57m were achieved from the opportunistic sale of individual pubs or surplus pieces of land, taking advantage of the continued buoyancy in the property market.

As a result of our progress, operating profit before exceptional items was £297m, up 6.6% on a 52 week comparable basis, representing an increased net operating margin from 17.5% to 17.9%.

Pubs & Bars

	2005 53 weeks	2005 52 weeks	2004* 52 weeks	52 week Basis
Total sales	£957m	£939m	£913m	+2.8%
Operating profit**	£180m	£176m	£173m	+1.7%
Same outlet like-for-like sales				+3.4%
Uninvested like-for-like sales				+2.1%

* Restated for FRS 17
** Before exceptional items

Sales in the Pubs & Bars Division were 2.8% ahead of last year on a comparable 52 week basis. Drinks sales showed good growth despite a further 3.6% volume decline in the on-trade beer market over the last year and on-going price competition from supermarkets. The emphasis has been on continuing to develop the range of products and price points that we offer, particularly in draught lager and speciality beers.

The branded local pubs in residential areas with strong food offers performed very well, as did the pubs in Central London overall, although their sales suffered since July, as a consequence of the terrorist attacks. By contrast, the unbranded local pubs with a lower food sales mix were more exposed to the beer market declines and our High Street circuit bars continued to face intense competitive conditions.

The number of managed units in Pubs & Bars reduced to 1,267 after 30 pubs were sold and 21 were transferred to operate under franchise agreements. There were on average 1,262 trading outlets during the year. A total of 45 conversions were completed, predominantly to residential brands and formats such as Sizzling Pub Co, Ember Inns and the Metropolitan Professionals format. In addition, a new Ember Inn was opened, marking the first new site acquisition for this brand.

Following a better performance in the second half, Pubs & Bars profits were up 1.7% in the year. Despite continuing pressure on employment and energy costs, the net margin was 18.7% compared with 18.9% last year.

Restaurants

	2005 53 weeks	2005 52 weeks	2004* 52 weeks	52 week basis
Total sales	£697m	£684m	£641m	+6.7%
Operating profit**	£116m	£114m	£99m	+15.2%
Same outlet like-for-like sales				+6.9%
Uninvested like-for-like sales				+4.4%

*Restated for FRS 17
** Before exceptional items

The Restaurants Division produced excellent results, driven by the strength of our brands, our value offers and our operating skills. By increasing the variety of dishes and extending the range of tastes being catered for, we have been improving choice and attracting a wider customer base. This, combined with drinks value and range enhancements, has stimulated higher footfall and food volumes with the average pub restaurant now selling over 1,800 main meals per week.

During the year, 3 new Vintage Inns and 2 Toby restaurants were opened. In addition, 35 pubs were converted to existing brands as well as our more recent offer developments in the premium country dining market segment and the Pub Carvery format. A number of extensions and lodges were also built on existing sites, to capture additional trading potential.

Overall, there were 591 units in Restaurants at the year end, after 8 sites were sold and a further 8 transferred to operate under franchise agreements. There were on average 584 trading outlets during the year.

The positive combination in Restaurants of strong volume performance, productivity improvements and good cost control, produced an operating profit of £116m, up 15.2% on the comparable 52 week basis, with a corresponding increase in the net operating margin from 15.4% to 16.7%

Standard Commercial Property Developments (SCPD)

SCPD aims to maximise the value of the Group’s surplus properties which are suitable for development. Turnover of £8m and operating profit of £1m were generated during the year, primarily through the sale of two developments in Burton-on-Trent and Bournemouth.

Accounting policies

The principal accounting policies of the Group remain unchanged from the previous year with the exception of the full adoption of FRS 17 'Retirement Benefits'. In prior years, the Group has complied with the transitional disclosure requirements of this standard. FRS 17 has been adopted in full in light of the introduction of International Financial Reporting Standards from 1 January 2005; the measurement principles in the equivalent international standard are similar to those in FRS 17. The change in accounting policy therefore provides investors with greater clarity of earnings and net assets going forward.

The full adoption of FRS 17 has resulted in a change in the accounting treatment of the Group’s defined benefit pension arrangements. In particular, the net liabilities of the pension schemes are included on the balance sheet, current service costs and net financial returns are included in the profit and loss account and actuarial gains and losses are recognised in the statement of total recognised group gains and losses. Previous accounting under SSAP 24 ‘Accounting for Pensions Costs’ required the charging of regular costs and variations from regular costs in the profit and loss account with the difference between the cumulative amounts charged and the payments made to the pension schemes shown as a prepayment or liability on the balance sheet. This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly.

The total pension cost of £14m for the 53 weeks ended 1 October 2005 included within operating profit compares to £45m which would have been incurred under SSAP 24. The SSAP 24 cost would have been higher this year reflecting the impact of the full actuarial valuations of the pension schemes at 31 March 2004. If FRS 17 had not been adopted, the net assets of the Group would have been £200m higher at 1 October 2005 under SSAP 24.

Exceptional items

During the year, the Group incurred exceptional operating costs of £4m relating to the once-off costs of obtaining new licences for its pubs and pub restaurants as required by the Licensing Act 2003. A non-operating exceptional profit of £1m also arose on the disposal of fixed assets.

Interest

The net interest charge for the year on the Group’s net debt was £105m compared with £101m (before exceptional interest) in 2004. The composition of the charge was interest payable of £116m (2004 £100m) in respect of the Group’s securitised debt, less £11m (2004 £9m) of interest income earned on surplus cash. During the early part of the 2004 financial year, the Group also incurred an interest charge of £10m in relation to the floating rate borrowings that were in place before the securitisation. As required by the terms of the securitisation, interest payable on the securitised debt is totally fixed through the use of interest rate and currency swaps.

Following the adoption of FRS 17, the Group has reported net finance income in respect of pensions of £3m (2004 £1m) representing the excess of the expected return on the scheme assets over the interest cost of the scheme liabilities.

Taxation

The tax charge of £62m before exceptional items, represents an effective tax rate of 32.0%, which is higher than the UK statutory rate of 30% due to non-allowable items, in particular the depreciation of properties. The equivalent effective tax rate for the previous year was 32.4%. Including the effect of exceptional items, the effective tax rate was 30.6%, which compares with last year’s rate of 31.3%.

Earnings per share

Earnings per share based on 53 weeks, adjusted for exceptional items, were 26.0p, up 24.4%. On a comparable 52 week basis the increase was 21.5%. In addition to the growth in operating profit, earnings per share have benefited from the share consolidation accompanying the return of funds to shareholders in 2003 and the share buyback programme during the current year.

Basic earnings per share for the year were 26.0p compared with 21.1p last year.

Dividends and returns to shareholders

The Board is recommending a final dividend for 2005 of 7.55 pence, up 13.5% on the final dividend last year. Together with the interim dividend of 3.20 pence paid on 30 June 2005, this gives a total dividend for the year of 10.75 pence, up 13.2% on last year. This increase is consistent with the underlying earnings growth of the business and reflects our commitment to a progressive policy for dividend growth. Subject to approval at the AGM, the total cost of the dividend for the year will be £53m and the final dividend will be paid on 6 February 2006 to shareholders registered on 9 December 2005.

During the year, the Company repurchased 29.8m shares for a total consideration of £101m. Of these shares, 24.2m were cancelled and 5.6m were placed in Treasury or Employee Share Trusts to satisfy the exercise of share options.

During the prior year in December 2003, the Company returned £501m to shareholders by way of a special dividend that was accompanied by a 12 for 17 share consolidation.

Cash flow and net debt

The Group’s operations continued to generate strong cash flow with EBITDA of £413m before exceptional items, compared to £381m last year. Operating cash flow after net capital expenditure of £110m was £294m, compared with £284m last year. Interest payments of £102m were higher than the prior year due to a full year of the increased level of debt in place since completion of the refinancing and the return of funds to shareholders in December 2003. Net tax payments of £43m were £9m higher due to the receipt in 2004 of a refund from the HM Revenue & Customs in respect of prior years. The net cash inflow for the year was £10m, after expenditure of £101m on share repurchases and cash receipts of £14m in connection with the exercise of share options. This compared with a net cash outflow of £423m in 2004, which was after the payment of the special dividend of £501m. Net debt was £1,625m at 1 October 2005.

Shareholders’ funds

Shareholders’ funds at the year end were £1,417m, compared with £1,423m at the end of 2004 after restatement for FRS 17. The cost of the share buyback programme was charged to reserves and was broadly offset by the retained profit for the year (£80m) and the proceeds received on the exercise of share options (£14m). The adoption of FRS 17 as at 26 September 2004, which required recognition of the FRS 17 pension deficit on the balance sheet and the removal of the prepayment that was carried under SSAP 24, resulted in a reduction in shareholders’ funds of £219m.

Share price and market capitalisation

At 1 October 2005 the share price was 365p compared with 259p at the start of the financial year, an increase of 41%. The Company is a member of the FTSE 250 index with a market capitalisation of approximately £1.8bn at the year end.

Treasury management

The financial risks faced by the Group are identified and managed by a central Treasury department. The activities of the Treasury function are carried out in accordance with Board approved policies and are subject to regular audit. The department does not operate as a profit centre.

On 13 November 2003, the Group completed a securitisation of the majority of its pubs, raising a total of £1.9bn through the issue of secured loan notes. The securitisation provides the Group with long-term financing at a cash interest cost of 6% pre tax, including the interest rate and currency swap agreements put in place to hedge the floating rate tranches. The Treasury department is responsible for ensuring that robust procedures are in place for the Company to comply with the various covenants attached to the securitisation.

The Treasury department is also responsible for identifying and managing foreign exchange exposures. Whilst the Group has limited operations in Germany, the impact of movements in the Euro exchange rate do not have a material effect on the Group’s results. Consequently the only foreign exchange hedging in place relates to the US dollar denominated secured loan notes that were issued in connection with the securitisation.

Permitted interest rate hedging methods include the use of fixed rate debt, interest rate swaps, options (such as caps) and forward rate agreements. The only hedging arrangements in place are interest rate and currency swaps taken out at the time of the securitisation to fix the interest cost relating to floating rate loan notes. As required under the terms of the securitisation, these hedging arrangements mean that the interest payable in respect of the securitised debt is totally fixed.

Credit risk on treasury transactions is minimised by operating a policy for the investment of surplus funds that generally restricts the bank counterparties to those with an A credit rating or better, or those providing adequate security. Limits are also set with individual counterparties. Most of the Group’s surplus funds are held with financial institutions in the UK.

At 1 October 2005, the Group’s net debt of £1,625m consisted of the securitised debt of £1,821m and a small amount of other loan notes and finance lease obligations (£4m), offset by cash and investments of £200m.

The Group has a committed working capital facility of £60m and a further liquidity facility of £220m available to the securitisation issuer.

Pensions

On an FRS 17 basis, the Group’s pensions schemes showed a deficit of £148m at 1 October 2005 compared with £173m at 25 September 2004. The reduction in the deficit reflects the benefit of £30m of additional pension contributions paid in the year and improved investment returns, offset by an increase in liabilities following a reduction in the corporate bond rate used for discounting purposes.

Full actuarial valuations of the Group’s pension schemes as at 31 March 2004 were finalised during the year. As a result, regular annual contributions to the schemes increased by £3m during 2005. In addition, the Company has continued to make additional contributions to the schemes, which amounted to £30m during the year. A contribution of £20m was paid shortly after the year end on 21 October 2005, representing the total commitment for additional contributions for the 2006 financial year. For 2007, a further contribution of £10m is committed under the present agreement with the Trustees. The next actuarial valuation is planned to take place in line with the normal triennial cycle in 2007.

IFRS Implementation

The 2006 financial results will be reported under International Financial Reporting Standards (IFRS) and the 2005 results will be restated accordingly. It is expected that the impact of IFRS on 2005 earnings will be broadly neutral, but it will reduce net assets by up to £250m, predominantly due to higher deferred tax provisions. None of the changes will impact on the cash flows or debt covenants of the Group, although the new regime could in the future lead to some increased volatility in reported numbers, particularly net assets. Further details will be provided in a separate release in December 2005.

GROUP PROFIT AND LOSS ACCOUNT
for the 53 weeks ended 1 October 2005

			2005				2004
			53 weeks				52 weeks
							restated*

	Before				Before
	exceptional				exceptional
	items		Total		items		Total
	£m		£m		£m		£m

Turnover (Note 3)	1,662		1,662		1,560		1,560

Costs and overheads	(1,365)		(1,369)		(1,287)		(1,289)

Operating profit (Note 4)	297		293		273		271

Profit on disposal of fixed assets	-		1		-		2

Profit on ordinary activities before interest	297		294		273		273

Interest on net debt (Note 6)	(105)		(105)		(101)		(103)

Net finance income in respect of pensions (Note 14)	3		3		1		1

Profit on ordinary activities before taxation	195		192		173		171

Tax on profit on ordinary activities (Note 7)	(62)		(59)		(56)		(53)

Earnings available for
shareholders	133		133		117		118

Dividends on equity shares (Note 8)	(53)		(53)		(550)		(550)

Retained profit/(loss) for the financial year	80		80		(433)		(432)

Earnings per ordinary share
(Note 9):
Basic	-		26.0	p	-		21.1	p
Diluted	-		25.6	p	-		21.0	p
Adjusted	26.0	p	-		20.9	p	-

Dividends per ordinary share**
(Note 8):
Final proposed	-		7.55	p	-		6.65	p
Interim paid			3.20	p			2.85	p
Total	-		10.75	p	-		9.50	p

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).
**	Excludes special dividend of 68p per share paid in 2004.

All activities relate to continuing operations.

STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES
for the 53 weeks ended 1 October 2005

	2005	2004
	53 weeks	52 weeks
		restated*
	£m	£m

Earnings available for shareholders	133	118

Actuarial (loss)/gain on pension schemes (Note 14)	(7)	39

Deferred tax relating to actuarial (loss)/gain	2	(12)

Exchange differences arising on foreign currency net investments	-	(1)

Total recognised gains for the year	128	144

Prior year adjustment on the full adoption of FRS 17 (Note 2)	(219)

Total recognised losses since previous year end	(91)

RECONCILIATION OF MOVEMENT IN GROUP SHAREHOLDERS’ FUNDS
for the 53 weeks ended 1 October 2005

	2005	2004
	53 weeks	52 weeks
		restated*
	£m	£m

Total recognised gains for the year	128	144

Dividends	(53)	(550)

Issue of ordinary shares	2	8

Purchase of own shares	(101)	(12)

Proceeds on release of own shares held	14	1

Credit in respect of employee share schemes	4	7

Decrease in shareholders’ funds	(6)	(402)

Opening shareholders’ funds as previously reported	1,642	2,064

Prior year adjustment on the full adoption of FRS 17	(219)	(239)

Opening shareholders’ funds as restated	1,423	1,825

Closing shareholders’ funds	1,417	1,423

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).

GROUP BALANCE SHEET
1 October 2005

	2005	2004
	1 October	25 September
		restated*
	£m	£m

Intangible assets	10	10
Tangible assets	3,516	3,509

Fixed assets	3,526	3,519

Stocks	39	43
Debtors	76	82
Investments	71	144
Cash at bank and in hand	129	81

Current assets	315	350

Creditors: amounts falling due within one year
Borrowings	(39)	(35)
Other creditors	(311)	(291)

Net current (liabilities)/assets	(35)	24

Total assets less current liabilities	3,491	3,543

Creditors: amounts falling due after more than one year
Borrowings	(1,786)	(1,822)

Provisions for liabilities and charges
Deferred taxation	(185)	(182)
Other provisions	(4)	(2)

Net assets before net pension liabilities	1,516	1,537

Net pension liabilities (Note 14)	(99)	(114)

Net assets (Note 10)	1,417	1,423

Capital and reserves
Called up share capital	35	37
Share premium account	14	12
Capital redemption reserve	2	-
Revaluation reserve (Note 15)	335	339
Profit and loss account reserve **	1,031	1,035

Equity shareholders’ funds	1,417	1,423

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).
**	After deduction for own shares held in treasury and by employee share trusts of £12m (2004 £11m).

GROUP CASH FLOW STATEMENT
for the 53 weeks ended 1 October 2005

	2005	2004
	53 weeks	52 weeks
	£m	£m

Operating cash flow before separation costs paid	400	379
Separation costs paid	-	(1)

Net cash inflow from operating activities (Note 11)	400	378

Interest paid	(113)	(107)
Issue costs paid in respect of securitised debt	-	(22)
Interest received	11	9

Returns on investments and servicing of finance	(102)	(120)

UK corporation tax paid	(43)	(34)

Purchase of tangible fixed assets	(167)	(150)
Sale of tangible fixed assets	57	51

Capital expenditure	(110)	(99)

Normal dividends	(50)	(44)
Special dividend	-	(501)

Equity dividends paid	(50)	(545)

Net cash inflow/(outflow) before management of liquid resources and financing	95	(420)

Movement in short-term deposits	73	(141)
Issue of ordinary share capital	2	8
Purchase of own shares	(101)	(12)
Proceeds on release of own shares held	14	1
Proceeds from issue of securitised debt	-	1,900
Repayments of principal in respect of securitised debt	(35)	(28)
Borrowings drawn down under syndicated loan facility	-	25
Borrowings repaid in respect of syndicated loan facility	-	(1,243)

Management of liquid resources and financing	(47)	510

Movement in cash and overdrafts (Note 13)	48	90

NOTES TO THE PRELIMINARY FINANCIAL STATEMENTS

1	BASIS OF PREPARATION

The preliminary financial statements comply with applicable accounting standards under UK GAAP and have been prepared on a consistent basis using the accounting policies set out in the Annual Report and Financial Statements 2004, except in respect of pensions accounting as explained in Note 2 below.

The preliminary financial statements include the results of Mitchells & Butlers plc and all its subsidiaries for the 53 week period ended 1 October 2005. The comparative period is for the 52 week period ended 25 September 2004. The respective balance sheets have been drawn up to 1 October 2005 and 25 September 2004.

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period of £1 = €1.45 (2004 £1 = €1.48) and euro denominated assets and liabilities have been translated into sterling at the rate of exchange at the balance sheet date of £1 = €1.47 (2004 £1 = €1.47).

2	CHANGE IN ACCOUNTING POLICY

The Group has adopted FRS 17 ‘Retirement Benefits’ in full with effect from 26 September 2004. In prior years, the Group has complied with the transitional disclosure requirements of this standard. The full adoption of FRS 17 has resulted in a change in the accounting treatment of the Group’s defined benefit arrangements. In particular, the net liabilities of the pension schemes are included on the balance sheet, current service costs and net financial returns are included in the profit and loss account and actuarial gains and losses are recognised in the statement of total recognised group gains and losses. Further information on FRS 17 is provided in Note 14. Previous accounting under SSAP 24 ‘Accounting for pension costs’ required the charging of regular costs and variations from regular cost in the profit and loss account with the difference between the cumulative amounts charged and the payments made to the pension schemes shown as a prepayment on the balance sheet. This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly, as follows:

Group profit and loss account	Profit			Profit
	before			for the
	interest	Interest	Tax	period
	£m	£m	£m	£m

52 weeks to 25 September 2004:
As previously reported	285	(103)	(57)	125
Adoption of FRS 17	(12)	1	4	(7)

As restated	273	(102)	(53)	118

The restated profits have resulted in restated EPS numbers. For the 52 weeks to 25 September 2004, Basic, Adjusted and Diluted EPS have been restated from 22.4p, 22.2p and 22.2p to 21.1p, 20.9p and 21.0p respectively.

Group balance sheet			Net
		Deferred	pension	Shareholders’
	Debtors	taxation	liabilities	funds
	£m	£m	£m	£m

25 September 2004:
As previously reported	222	(217)	-	1,642
Adoption of FRS 17	(140)	35	(114)	(219)

As restated	82	(182)	(114)	1,423

3	TURNOVER
		2005	2004
		53 weeks	52 weeks
		£m	£m

	Pubs & Bars	957	913

	Restaurants	697	641

	Retail	1,654	1,554

	SCPD	8	6

	Turnover	1,662	1,560

4	OPERATING PROFIT
		2005	2004
		53 weeks	52 weeks
			restated*
		£m	£m

	Pubs & Bars	180	173

	Restaurants	116	99

	Retail	296	272

	SCPD	1	1

	Operating profit before operating exceptional items	297	273

	Operating exceptional items (see note below)	(4)	(2)

	Operating profit	293	271

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).

The operating exceptional item of £4m in 2005 (see Note 5) can be allocated to the operating segments as follows; Pubs & Bars £3m, Restaurants £1m. Due to the nature of the costs incurred in 2004, it is not possible to provide a meaningful allocation to the segments.

5	EXCEPTIONAL ITEMS
		2005	2004
		53 weeks	52 weeks
		£m	£m

	Operating exceptional items

	Licensing costs (Note a)	(4)	-
	Securitisation costs (Note b)	-	(2)

		(4)	(2)

	Non-operating exceptional items

	Profit on disposal of fixed assets	1	2

	Total exceptional items before interest	(3)	-

	Exceptional interest charge (Note c)	-	(2)

	Total exceptional items before tax	(3)	(2)

	Tax credits on above items	3	3

	Total exceptional items after tax	-	1

a	Licensing costs are those incurred in relation to obtaining new licences for the Group’s pubs and pub restaurants as required by the 2003 Licensing Act.

b	Securitisation costs related to operating expenses incurred in relation to the securitisation of the Group’s UK pubs and restaurants business.

c	The exceptional interest charge in 2004 arose from the acceleration of facility fee amortisation in respect of the Group’s borrowing facilities which were repaid on securitisation.

All exceptional items relate to continuing operations.

Total exceptional items after tax are excluded from the calculation of adjusted earnings per ordinary share (see Note 9).

6	INTEREST ON NET DEBT
		2005	2004
		53 weeks	52 weeks
		£m	£m

	Securitised debt	116	100

	Bank overdrafts and loans
	- before exceptional charge	-	10
	- exceptional charge (Note 5)	-	2

	Interest payable	116	112

	Interest receivable	(11)	(9)

		105	103

7	TAX ON PROFIT ON ORDINARY ACTIVITIES
		2005	2004
		53 weeks	52 weeks
			restated *
		£m	£m

	UK corporation tax	44	43

	Deferred tax on defined benefit pension schemes	12	2

	Other deferred tax	3	8

		59	53

	Further analysed as tax relating to:

	Profit before exceptional items	62	56

	Exceptional items (Note 5)	(3)	(3)

		59	53

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).

8	DIVIDENDS
		2005	2004
		53 weeks	52 weeks
		£m	£m

	Normal interim dividend paid of 3.20p per share	16	15
	(2004 2.85p per share)
	Proposed final dividend of 7.55p per share	37	34
	(2004 6.65p per share)

	Total normal dividend of 10.75p per share	53	49
	(2004 9.50p per share)

	Special interim dividend paid in 2004 of 68p per share	-	501

		53	550

9	EARNINGS PER SHARE

	Basic earnings per share have been calculated by dividing the earnings available for shareholders of £133m (2004 £118m restated*), by 511m (2004 559m), being the weighted average number of ordinary shares in issue during the year, excluding own shares held in treasury and by employee share trusts.

	Diluted earnings per share have been calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding under the Group’s share option schemes. The resulting weighted average number of ordinary shares is 520m (2004 563m).

	In December 2003, the Company combined the payment of a special interim dividend with a 12 for 17 consolidation of its share capital. These transactions were designed to have the same overall commercial effect, in terms of net assets, earnings and number of shares, as a buy back of shares at fair value. Accordingly, earnings per share for prior periods were not restated for the share consolidation.

	Adjusted earnings per ordinary share are calculated as follows:

		2005	2004
		53 weeks	52 weeks
			restated*
		pence per	pence per
		ordinary	ordinary
		share	share

	Basic earnings	26.0	21.1

	Exceptional items, less tax thereon (Note 5)	-	(0.2)

	Adjusted earnings	26.0	20.9

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).

Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by exceptional items.

10	NET ASSETS
		2005	2004
		1 October	25 September
			restated*
		£m	£m

	Pubs & Bars	2,067	2,106

	Restaurants	1,339	1,320

	Retail	3,406	3,426

	SCPD	17	19

	Net operating assets	3,423	3,445

	Net debt	(1,625)	(1,632)

	Other net non-operating liabilities	(381)	(390)

	Net assets	1,417	1,423

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).

11	NET CASH INFLOW FROM OPERATING ACTIVITIES
		2005	2004
		53 weeks	52 weeks
			restated*
		£m	£m

	Operating profit before exceptional items	297	273

	Depreciation and amortisation	116	108

	Earnings before interest, taxation, depreciation, amortisation and exceptional items	413	381

	Working capital movement	16	28

	Additional pension contributions	(30)	(40)

	Other non-cash items	5	14

	Operating cash flow before expenditure relating to exceptional items	404	383

	Operating exceptional expenditure	(4)	(4)

	Separation costs paid	-	(1)

	Net cash inflow from operating activities	400	378

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).

12	NET CASH FLOW
		2005	2004
		53 weeks	52 weeks
		£m	£m

	Operating cash flow before expenditure relating
	to exceptional items * (Note 11)	404	383

	Net capital expenditure	(110)	(99)

	Operating cash flow after net capital expenditure	294	284

	Net interest paid	(102)	(98)

	Tax paid	(43)	(34)

	Normal dividends paid	(50)	(44)

	Issue of ordinary share capital	2	8

	Purchase of own shares	(101)	(12)

	Proceeds on release of own shares held	14	1

	Special dividends paid	-	(501)

	Operating exceptional expenditure	(4)	(4)

	Separation costs paid	-	(1)

	Issue costs paid in respect of securitised debt	-	(22)

	Net cash flow	10	(423)

*	Includes £30m (2004 £40m) of additional pension contributions.

13	NET DEBT
		2005	2004
		53 weeks	52 weeks
		£m	£m

	Movement in cash and overdrafts	48	90

	Management of liquid resources and financing activities	47	(510)

	Issue of ordinary share capital	2	8

	Purchase of own shares	(101)	(12)

	Proceeds on release of own shares held	14	1

	Net cash flow (Note 12)	10	(423)

	Issue costs paid in respect of securitised debt	-	22

	Decrease/(increase) in net debt arising from cash flows	10	(401)

	Non-cash movement in net debt	(3)	(3)

	Decrease/(increase) in net debt	7	(404)

	Opening net debt	(1,632)	(1,228)

	Closing net debt	(1,625)	(1,632)

	Comprising:
	Cash at bank and in hand	129	81
	Current asset investments	71	144
	Securitised debt (see below)	(1,821)	(1,853)
	Other loan notes and finance leases	(4)	(4)

		(1,625)	(1,632)

Securitised debt

The securitised debt was issued on 13 November 2003 in connection with the securitisation of the majority of the Group’s UK pubs and restaurants business. The debt was issued in six loan note tranches raising £1,900m, before issue costs of £23m. The overall cash interest rate payable on the loan notes is fixed at 6% after taking account of interest rate hedging and monoline insurance costs. The notes are secured on substantially all of the Group’s property and future income streams therefrom.

13	NET DEBT (continued)

The carrying value of the secured loan notes in the Group balance sheet at 1 October 2005 is analysed as follows:

£m

Principal outstanding at 26 September 2004	1,872
Principal repaid during the year	(35)

Principal outstanding at 1 October 2005	1,837

Deferred issue costs	(20)
Accrued interest	4

Carrying value at 1 October 2005	1,821

14	PENSIONS

As explained in Note 2, the Group has adopted FRS 17 in full during the period resulting in a restatement of prior year comparatives.

The total pension cost included within operating profit for the 53 weeks ended 1 October 2005 under FRS 17 was £14m (2004 £15m), comprising £13m (2004 £14m) in respect of the Group’s defined benefit arrangements and £1m (2004 £1m) in respect of the defined contribution arrangements.

Amounts (charged)/credited to profit in respect of the Group’s defined benefit arrangements are further analysed as follows:

	2005	2004
	53 weeks	52 weeks
	£m	£m

Operating profit
Current and past service costs	(13)	(14)

Finance income
Expected return on pension scheme assets	62	57
Interest on pension scheme liabilities	(59)	(56)

Net finance income	3	1

Total charge	(10)	(13)

14	PENSIONS (Continued)

Net FRS 17 pension liabilities are analysed as follows:

	2005	2004
	1 October	25 September
	£m	£m

Total market value of assets	1,082	915
Present value of scheme liabilities	(1,230)	(1,088)

Deficit in the schemes	(148)	(173)
Related deferred tax asset	49	59

Net pension liabilities	(99)	(114)

Movements in the scheme deficits are analysed as follows:

	2005	2004
	53 weeks	52 weeks
	£m	£m

At 26 September 2004	(173)	(243)
Operating profit charge	(13)	(14)
Contributions	42	44
Net finance income	3	1
Actuarial (loss)/gain	(7)	39

At 1 October 2005	(148)	(173)

15	REVALUATION

In 1996, a group restructuring by Six Continents resulted in the transfer at book value of certain fixed assets to a subsidiary that subsequently became part of the Mitchells & Butlers group. The book value included the effect of revaluations undertaken prior to 1996. Accordingly, the carrying value of the Group’s fixed assets reflects those revaluations in its historic cost, which at 1 October 2005 amounted to £386m (2004 £392m). In addition, the carrying value of the Group’s fixed assets reflects the most recent valuation of the properties undertaken in 1999 which at 1 October 2005 amounted to £335m (2004 £339m).

16	CONTINGENT LIABILITIES

The Company has given indemnities in respect of the disposal of certain companies previously within the Six Continents group. It is the view of the Directors that such indemnities are not expected to result in financial loss to the Group.

17	US GAAP INFORMATION

Generally accepted accounting practice in the United States (US GAAP) differs in certain respects from its counterpart in the United Kingdom (UK GAAP). Details of the significant differences as they apply to the Group are set out in the Annual Report and Financial Statements 2004 and Form 20-F.

Under US GAAP, the Group’s net income per ordinary share and shareholders’ equity, in dollars translated at the rates of exchange shown below, would be:

	2005	2004
	£m	£m

Net income	121	122

	$	$

Net income (in US $)	224	219

Translation rate	£1 = $1.85	£1 = $1.79

Net income per ordinary share:	$	$

Basic*	0.44	0.42
Diluted**	0.43	0.42

	£m	£m

Shareholders’ equity	795	806

	$m	$m

Shareholders’ equity (in US $)	1,399	1,451

Translation rate	£1 = $1.76	£1 = $1.80

*	Calculated by dividing net income in accordance with US GAAP of $224m (2004 $219m) by 511m (2004 520m), being the weighted average number of ordinary shares in issue during the year.

**	Calculated by adjusting basic net income per ordinary share in accordance with US GAAP to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year. The resulting weighted average number of ordinary shares is 517m (2004 523m).

18	FINANCIAL STATEMENTS

This preliminary statement of results was approved by the Board of Directors on 29 November 2005. It does not constitute the Group’s statutory financial statements for the 53 weeks ended 1 October 2005 or for the 52 weeks ended 25 September 2004. The financial information is derived from the statutory financial statements of the Group for the 53 weeks ended 1 October 2005. The auditors, Ernst & Young LLP, have reported on those financial statements and given an unqualified report under Section 235 of the Companies Act. The 2005 financial statements will be delivered to the Registrar of Companies in due course.

Responsibility statement

The Directors of Mitchells & Butlers plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Mitchells & Butlers plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of Mitchells & Butlers and certain of the plans and objectives of the board of directors with respect thereto. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use such words as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. The forward-looking statements contained herein are based on assumptions and assessments made by Mitchells & Butlers’ management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty, and there are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, but are not limited to: the future balance between supply and demand for Mitchells & Butlers’ sites; the effect of economic conditions and unforeseen external events on Mitchells & Butlers’ business; the availability of suitable properties and necessary licenses; consumer and business spending, changes in consumer tastes and preference; levels of marketing and promotional expenditure by Mitchells & Butlers and its competitors; changes in the cost and availability of supplies; key personnel and changes in supplier dynamics; significant fluctuations in exchange rates; interest rates and tax rates; the availability and effects of any future business combinations, acquisitions or dispositions; the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of Mitchells & Butlers to maintain appropriate levels of insurance; the maintenance of Mitchells & Butlers’ IT structure; competition in markets in which Mitchells & Butlers operates; political and economic developments and currency exchange fluctuations; economic recession; management of Mitchells & Butlers’ indebtedness and capital resource requirements; material litigation against Mitchells & Butlers; substantial trading activity in Mitchells & Butlers’ shares; the reputation of Mitchells & Butlers’ brands; the level of costs associated with leased properties; and the weather.